Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

StorEn Technologies Inc
12 E Stone Ave.
Greenville, SC 29609
www.storen.tech

Up to $4,999,998.24 in Common Stock at $7.33
Minimum Target Amount: $9,998.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: StorEn Technologies Inc
Address: 12 E Stone Ave., Greenville, SC 29609
State of Incorporation: DE
Date Incorporated: January 03, 2017

Terms:

Equity

Offering Minimum: $9,998.12 | 1,364 shares of Common Stock
Offering Maximum: $4,999,998.24 | 682,128 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.33
Minimum Investment Amount (per investor): $249.22

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Previous Investors

10% additional bonus shares for previous investors

Time

Super Early Bird Bonus - First 10 days get 10% bonus shares

Early Bird Bonus - Next 30 days get 5% bonus shares

Volume

5% Bonus shares - Invest $1,000+ get 5% bonus shares + added to StorEn Pre-Purchase Program

10% Bonus shares - Invest $5,000+ get 10% bonus shares + added to StorEn Pre-Purchase Program

15% Bonus shares - Invest $20,000 get 15% bonus shares + added to StorEn Pre-Purchase Program

**All perks occur after the offering is completed*

The 10% StartEngine Owners' Bonus

StorEn will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $733. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the Previous Investors bonus.

The Company and its Business

Company Overview

StorEn Technologies ("StorEn" or the "Company") develops evolutionary vanadium flow batteries for energy storage. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, we're building upon the demonstrated strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performances at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness - and uses extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte and the electrical systems to reduce costs. Through these processes, we create efficient powerful cost-effective products which have led to four international PCT patent applications and four trademarks so far. All IP rights have been transferred to StorEn and we are the sole owner and beneficiary of the technology.

Competitors and Industry

<u>Industry</u>

We will be entering a number of industries with our technology. First, we will offer energy storage systems used by industrial customers such as electric utility companies and telecommunications service providers. The electric power grid operates based on a delicate balance between supply (generation) and demand (consumer use). One way to help balance fluctuations in electricity supply and demand is to store electricity during periods of relatively high production and low demand, then release it back to the electric power grid during periods of lower production or higher demand.

Energy Storage Systems (ESS) have proven to provide economic, reliability, and environmental benefits to utility power providers. Depending on the extent to which it is deployed, electricity storage could help the utility grid operate more efficiently, reduce the likelihood of brownouts during peak demand, and allow for more renewable resources to be built and used. We believe StorEn Technologies systems are a perfect match for solving these issues.

Competition

There are a number of companies that have recently started designing and building Vanadium Flow Batteries. Our closest competitor is Invinity Energy based in Vancouver Canada. Invinity is a collaboration of two companies that were merged together in 2020, RedT headquartered in Scotland and Avalon Energy based in Vancouver, BC. Invinity offers large-scale energy storage systems ranging from 300KW to multi-megawatt systems.

A second vanadium flow battery manufacturer is Largo, Inc. Largo is a Canadian mining company that offers energy storage as part of its portfolio of products. The Largo system is designed for megawatt-scale energy storage applications.

StorEn Technologies does not plan to initially offer systems of this size. Our systems are designed for smaller applications such as residential use and industrial microgrid applications.

All these companies focus on large grid scale batteries for grid storage. To the best of our knowledge, we are the only company making smaller vanadium flow batteries for industrial and residential applications.

Current Stage and Roadmap

The heart of a vanadium flow battery is the cell stack. The cell stack is the "engine" of a flow battery and is where the electrochemical reactions occur. The result of these reactions is the generation of electrical power.

We believe StorEn Technologies has developed the most advanced cell stack in the industry. We have, and continue to develop, proprietary and patented technology that will allow us to build a system that is smaller, yet more powerful than any other vanadium flow battery. Over the last 3 years, our technical team (located in Italy) has been finalizing our cell stack design and we are now building cell stacks in quantity for full system testing. We are also in the process of designing our first industrial cabinet that will house the cell stacks, pumps, tanks, and electrical systems that make up a vanadium flow battery.

We are also in the process of hiring US-based engineering personnel who will take our system designs and work to build a manufacturing process for our flow battery. This requires specially designed equipment that, like our system, is unique and proprietary.

In addition, we have recently posted a press release announcing our intention to move our operation to the Greenville, South Carolina area. This area is the home of many advanced manufacturing companies such as BMW Automotive and Michelin Tire. Greenville, SC also has a number of technical universities in close proximity and we plan to partner with these institutions for talent recruitment project collaboration. This move will allow the company to tap into the Greenville ecosystem and to take advantage of local contract manufacturing companies who can support our effort of building a modern automated manufacturing facility.

StorEn Technologies plans to demonstrate our first systems in a live, microgrid environment by the end of 2022. StorEn has been selected as a Cohort partner to Grid Catalyst, an innovative energy technologies consortium based in Minneapolis, Minn.* This demonstration project will showcase our first microgrid size system located at the headquarters of Connexus Energy, a rural electric cooperative company. The system will be connected to both the grid and will also be charged using on-site solar panels. This demonstration will allow StorEn to test our system in extreme winter weather and to gather data on our system performance allowing us to verify that our cell stack and system designs meet all expectations.

* https://gridcatalyst.org/2022-energy-startup-cohort/

We received our first order in January 2019 from our partner Multicom, three battery units to Australia for $500K, to be delivered by end-2019. Pursuant to an exclusivity agreement signed between StorEn and Multicom, Multicom will be the sole provider of vanadium pentoxide to StorEn at a capped price or at market price, whichever is the lowest.

In 2020, we focused on designing and optimizing our cell stack. The cell stack is the heart of any vanadium flow battery. We feel our stack design is the most advanced and highest energy-generating stack on the market. Our engineering team focused on the engineering required to design and begin building and testing our early stacks.

In 2021 and 2022, we are completing the industrialization of our batteries. By industrialization, we mean completing all activities that are necessary to build batteries in big volume at low cost e.g. for volume manufacturing injection molding. We are also working to complete the design of our balance of plant. The BoP is all of the parts that support the cell stack including pumps, tanks, piping, electronics and cabinets. This work continues and we expect this effort will continue into 2023.

By the year-end, we are targeting the release and testing of our first commercial systems.

The Team

Officers and Directors

Name: Angelo D'Anzi

Angelo D'Anzi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CTO, & Director
  Dates of Service: January, 2017 - Present
  Responsibilities: Technical Development. Angelo receives an annual salary of $210k.

Other business experience in the past three years:

- **Employer:** Arco Fuel Cells Srl
  Title: Co-Founder and CTO for Arco Fuel Cells
  Dates of Service: January, 1999 - Present
  Responsibilities: Fuel Cell Development and Technical Consulting

Name: Gabriele Colombo

Gabriele Colombo's current primary role is with Leonardo Hispania S.A.. Gabriele Colombo currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Secretary, Advisor to the Board
  Dates of Service: January, 2017 - Present
  Responsibilities: Company's Secretary. Gabriele is working as needed but has not received any income this year.

Other business experience in the past three years:

- **Employer:** Leonardo Hispania S.A.
  Title: Senior VP Head of Line Business
  Dates of Service: February, 2019 - Present
  Responsibilities: General Management

Name: John Davis

John Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: April, 2022 - Present
  Responsibilities: Managing all aspects of the company and being the key decision maker on company financing, strategy, logistics and direction. John receives an annual salary of $210k.

Other business experience in the past three years:

- **Employer:** StorEn Technologies, Inc.
  Title: Director of Business Development
  Dates of Service: July, 2021 - Present
  Responsibilities: Managed all aspects of outside business development including sales, partnerships and joint ventures

Other business experience in the past three years:

- **Employer:** XNRGI, Inc
  Title: Director of Business Development
  Dates of Service: July, 2019 - January, 2020
  Responsibilities: Managing all aspects of sales, partnerships and joint ventures for XNRGI, Inc

Other business experience in the past three years:

- **Employer:** University of West Florida
  Title: Business Advisor
  Dates of Service: July, 2018 - July, 2019
  Responsibilities: Represented the University of West Florida with all outside manufacturing companies interested in building working relationship with the University

Other business experience in the past three years:

- **Employer:** ZincNyx, Inc
  Title: North American Business Development
  Dates of Service: July, 2014 - July, 2018
  Responsibilities: Managing all aspects of sales, partnerships and joint ventures for the company.

Name: Davide Biggi

Davide Biggi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer and Treasurer
  Dates of Service: June, 2022 - Present
  Responsibilities: Responsible for all company accounting, tax filings, and financial reporting. Davide receives an annual salary of $60k.

Other business experience in the past three years:

- **Employer:** Arco FC
  Title: Accounting Manager
  Dates of Service: April, 2019 - Present
  Responsibilities: Company Accounting Services

Other business experience in the past three years:

- **Employer:** SEMI Sri
  Title: CFO
  Dates of Service: April, 2020 - Present
  Responsibilities: Chief Financial Officer

Other business experience in the past three years:

- **Employer:** Seanet Group
  Title: Administrative and Financial Director
  Dates of Service: February, 2015 - Present
  Responsibilities: Financial and Book Keeping

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in StorEn Technologies Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational energy storage developer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and

marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have not yet generated any profits
StorEn Technologies Inc. was formed on January 3rd, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that StorEn Technologies inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns four trademarks, one Internet domain name, and several trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to StorEn. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our product may be subject to change and may affect demand for our vanadium flow batteries. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholder. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholder and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Angelo D'Anzi	3,300,000	Common Stock	40.05%
The Estate of Carlo Brovero	1,500,000	Common Stock	18.32%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 682,128 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,209,077 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis is 8,209,077 shares of Common Stock.

What it means to be a minority holder

As a minority holder of common stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $645,674.00
Number of Securities Sold: 161,866
Use of proceeds: Operations and working capital
Date: January 08, 2018
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $1,068,898.80
Number of Securities Sold: 272,112
Use of proceeds: R&D - Moving from one prototype to the final product that can be manufactured in big volumes. This includes design custom made components.
Date: July 03, 2019
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $8,231,835.52
Number of Securities Sold: 1,350,832
Use of proceeds: The allocation of the net proceeds of this offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures. Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.
Date: June 18, 2020
Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $100,000 compared to $0 in fiscal year 2021. In 2020 and 2021, we focused on the development of our cell stack. The cell stack is the heart of our system. The revenue we generated in 2020 was demonstration systems used to prove the functionality of our core system. We plan on building our initial production systems in 2023. We begin taking orders for our systems in the fall of 2022.

Cost of Sales

Cost of Sales for fiscal year 2020 was $92,647 compared to $0 in fiscal year 2021. In 2019 and 2020, our system moved from concept to first prototypes. During most of

2020 and 2021, with the Covid epidemic and the issue that we were not able to travel, we focused our efforts on improving the design of the system.

Gross Profit

Gross Profit for fiscal year 2020 was $7,353 compared to $0 in fiscal year 2021. Each of our systems is presently built by hand. We are working to automate a manufacturing process that will allow us to quickly scale our cell stack build to 30 cell stacks per week. In 2020 and 2021, our labor costs per cell stack were high. We expect to begin rolling our limited production units in the first quarter of 2023. Our first systems will be at a limited profit margin due to the cost to hand build each system.

Expenses

Expenses for fiscal year 2020 were $981,505 compared to $1,668,233 in fiscal year 2021. In 2021, we began hiring personnel and incurred expenses to support the team. This included hiring a full-time Mechanical Engineer. Our system requires expensive tools for the design and build process that our engineering team needs to complete their tasks. We also hired full-time contract support personnel including marketing and communications, legal, business development, accounting, and product design support.

Historical results and cash flows:

Historical results and cash flows are representative of what the investor should expect in the future because they reflect exactly the state of the business. StorEn continues to use most of its financial resources in research and development. In the near future, we will begin offering our products for sale and will begin generating revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Presently, our capital resources available are cash on hand. As of August 2022, our cash on hand was approximately $1,923,450.00. We do not have any debt and presently do not have any lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised are critical to our company's operations. We need this funding to begin the early stage manufacturing of our first products. This includes purchasing special equipment used to make our cell stacks. We also will use these funds to hire technical personnel.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds of this campaign are necessary for the viability of the company. Of the total funds that our company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, we anticipate the company will be able to operate for 24 months. This is based on a current monthly burn rate of $80,000 for expenses: Employee and Staff costs per month at $40,000, Rent $7,500 for our offices and workshops, Legal and Professional Services are at $30,000 per month, Utilities are presently $1,000 per month, Advertising and Marketing are $10,000 per month, and miscellaneous expenses are roughly $1,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for approximately 3 years if we raise our maximum amount. We anticipate that our expenses will grow and this funding will allow us to grow more quickly.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** PPP Loan
  Amount Owed: $20,833.00
  Interest Rate: 1.0%
  PPP Loan On June 29) 2020 the Company secured a loan through the Small Business Administration ('·SBA") fbr the Payroll Protection Program⊠ a 24-month term loan agreement in the amount of $20)833:, bea1i11g interest at 1.00%, no payments are due on the loan for 6 months fi-om the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The an1ount of loan 1brgivcncss shall be

calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. On March 18, 2021, the Company received notice of full forgiveness. The Company recorded the forgiveness of this $20,833 loan in other income for the year ended December 31, 2021.

Related Party Transactions

- **Name of Entity:** Angelo Danzi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Angelo invested his own funds into the company and also has deferred 1 (one) year's salary in 2017 to be paid when the company has sufficient cash flow.
  Material Terms: Angelo's first year's salary was deferred at no interest and will be paid when the company has sufficient cash flow. There is no interest and no specific maturity date.

- **Name of Entity:** PHILIP F PALMEDO
  Relationship to Company: Friend of the Founders
  Nature / amount of interest in the transaction: Short Term Loan
  Material Terms: On July 3, 2019, we entered into a loan agreement with a related party in the amount of $50,000 bearing interest at 15%, with all required principal and interest payments due on November 30, 2019. Interest expense totaled $0 and $4,356 for the years ended December 31, 2021 and 2020 respectively. The loan was paid off in 2020

- **Name of Entity:** Gabriele Colombo
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Mr. Colombo is on our Board of Directors. Mr. Colombo loaned StorEn Technologies funds to cover short term expenses until other sources of equity financing was obtained.
  Material Terms: On June 11, 2019, we entered into a loan agreement with a related party in the amount of $53,843 bearing interest at 20%, with all required principal and interest payments due on November 30, 2020. Interest expense totaled $0 and $15,489 for the years ended December 31, 2021 and 2020 respectively. The loan was paid off in 2020.

Valuation

Pre-Money Valuation: $60,172,534.41

Valuation Details:

When we valued the company for our first CF campaign we used a combination of methodologies:

1) DCF and IRR or our financial projections.

First, StorEn Tech successfully raised over $8M in our Reg A offering which recently ended in December 2021. We have raised a total of $9.7M in CrowdFunding exclusively through StartEngine. This highlights our ability to attract investors to our effort to design and build our unique energy storage system and we used this information in our valuation determination.

Our projections were very conservative and based only on one potential application: power backup in telco towers in the US. There are over 240K towers that use lead acid batteries for power backup. These are replaced every 3-4 years. Therefore, annual replacements can be estimated at around 60K batteries. We estimated to capture 3% of that market by 2024 or approximately 1,800 batteries.

A second market application is the United States utility industry. Many utilities across the country have aging infrastructure and will require significant capital expense to upgrade their transmission and distribution networks. The Rural Electric Cooperatives (over 250 companies) are also seeing an increase in residential and community solar generation systems. All of these applications will require energy storage systems to balance the new and old systems together. StorEn Technologies has an agreement to install our first microgrid system with Connexus Energy in the fall of 2022. This successful demonstration will give us the opportunity to sell no less than 10 similar systems in 2023. This market has the potential to allow us to deliver hundreds of systems over the next 5 years.

Other applications such as residential storage were not computed.

The valuation obtained was in excess of $120M. To this, we applied a 50% investors' discount obtaining the $60M, a $20M increase from our valuation in December of 2020.

Residential energy storage, another target application for StorEn, is much bigger. It is estimated by Wood Mackenzie Power & Renewables and the Solar Energy Industries Association (SEIA) that in 2023 over 4M homes in the US alone will have solar and possibly looking at buying a battery. The same Report states that as of April 2019, 2.07M homes in the US have a solar power generating system. This mark was reached just three years since the 1 millionth installation in 2016.

2) External Methodologies

One important acquisition can be recalled, although for traditional battery technologies. In July 2016, oil company TOTAL acquired Saft, a manufacturer of nickel-based and lithium batteries. The acquisition price was $1.1B or 1.25X 2015 Revenues.

3) Market Forecast

The market for energy storage is projected to grow at an incredible rate, here is one projection:

- Market research firm GlobalData estimates that the battery storage market will be worth $13 billion by 2023.

https://www.pv-magazine.com/2019/05/06/battery-storage-market-will-be-worth-13-billion-by-2023/

https://www.greentechmedia.com/articles/read/oil-giant-total-to-acquire-battery-maker-saft-for-1-1-billion#gs.itv98g

The valuation of a company is based upon several methodologies including the discounted cash flow ("DCF"). The DCF takes into account the valuation of the company for the period of analysis. In our case 2023. However, the Company will continue to do business after 2023. To express the additional value coming from the years after 2023, the future value calculation is performed. The FV calculation comes to approximately $100M which we added to the DCF. To that, we also applied a 50% investors' discount coming to $50M.

The Company set its valuation internally without a formal-third party independent evaluation. The total number of shares outstanding on a fully diluted basis is 8,209,077 shares of Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  30.0%
  We are growing our business very quickly. We need funds for operations such as facilities, manufacturing equipment and materials purchase.

- *Working Capital*
  11.0%
  The funds will be used for operational expenses and salaries.

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,999,998.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  54.5%
  We will be purchasing equipment for manufacturing. We will be purchasing engineering tools such as computers and software needed to support the engineering and manufacturing process.

- *Company Employment*
  40.0%
  We will be hiring 10 to 15 professional personnel in the areas of Engineering, Manufacturing, Business Development and Marketing. The average cost including salary and benefits for professional staff is $120,000. We would expect this funding to support our team for 2 years.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.storen.tech (https://www.storen.tech/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/storen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StorEn Technologies Inc

[See attached]

FRUCI
ASSOCIATES II

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management of
StorEn Technologies, Inc.
Stony Brook, New York

Opinion

We have audited the financial statements of StorEn Technologies, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of StorEn Technologies, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of StorEn Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a history of net losses, negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of StorEn Technologies, Inc's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about StorEn Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 20, 2022

STOREN TECHNOLOGIES, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,923,450	$ 240,134
Accounts receivable	-	-
Inventory	56,490	31,627
Investments	698,720	110,920
Total Current Assets	2,678,660	382,681
Non-Current Assets:		
Property and equipment, net	420	420
Total Non-Current Assets	420	420

TOTAL ASSETS	$ 2,679,080	$ 383,101
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 407,243	$ 397,200
Accrued interest	-	12,996
Loans payable - current	-	120,833
Total Current Liabilities	407,243	531,029
Total Liabilities	407,243	531,029
Commitments & Contingencies	-	-
Stockholders' Equity/(Deficit):		
Common Stock, $0.00001 par, 10,000,000 shares authorized, 7,984,692 and 6,832,407 shares issued and outstanding, as of December 31, 2021 and 2020, respectively.	79	68
Additional paid-in capital	7,023,431	2,427,715
Subscription receivable	(587,802)	-
Accumulated deficit	(4,163,871)	(2,575,711)
Total Stockholders' Equity/(Deficit)	2,271,837	(147,928)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 2,679,080	$ 383,101

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ -	$ 100,000
Costs of goods sold	-	(92,647)
Gross profit	-	7,353
Operating Expenses:		
General & administrative	996,475	769,852
Research & development	370,060	-
Sales & marketing	301,698	211,653
Total Operating Expenses	1,668,233	981,505
Loss from operations	(1,668,233)	(974,152)
Other Income/(Expense):		
Interest expense	(2,928)	(33,595)
PPP Loan forgiveness	20,833	-
Other income/(expense)	62,168	(34,820)
Total Other Income/(Expense)	80,073	(68,415)
Loss before provision for income taxes	(1,588,160)	(1,042,567)
Provision for income taxes	-	(189)
Net loss	$ (1,588,160)	$ (1,042,756)

Basic and diluted net loss per share	$ (0.21)	$ (0.15)
Weighted average shares outstanding - basic and diluted	7,417,422	6,832,407

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2021 and 2020

	Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity/ (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	-	$ -	6,570,159	$ 66	$ 1,259,378	$ -	$ (1,532,955)	$ (273,511)
Issuance of common stock	-	-	217,838	2	885,637		-	885,639
Release of escrow funds	-	-	-	-	60,000		-	60,000
Issuance of common stock Arco	-	-	26,410	-	110,920		-	110,920
Shares issued for services	-	-	18,000	-	111,780		-	111,780
Net loss	-	-	-	-	-		(1,042,756)	(1,042,756)
Balance at December 31, 2020	-	$ -	6,832,407	$ 68	$ 2,427,715	$ -	$ (2,575,711)	$ (147,928)
Issuance of common stock	-	-	920,476	9	3,846,236		-	3,846,245
Issuance of common stock Arco			97,967	1	587,801	(587,802)		-
Shares issued for services	-	-	8,000	-	49,680		-	49,680
Conversion of convertible note	-	-	125,842	1	111,999		-	112,000
Net loss	-	-	-	-	-		(1,588,160)	(1,588,160)
Balance at December 31, 2021	-	$ -	7,984,692	$ 79	$ 7,023,431	$ (587,802)	$ (4,163,871)	$ 2,271,837

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss	$ (1,588,160)	$ (1,042,756)
Adjustments to reconcile net loss to net cash used in operating activities:		
Common stock issued for services	49,680	111,780
PPP loan forgiveness	(20,833)	-
Gain on note conversion	(3,924)	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	-	-
(Increase)/Decrease in inventory	(24,863)	54,160
Increase/(Decrease) in accounts payable	10,043	50,011
Increase/(Decrease) in accrued interest	2,928	4,392

Increase/(Decrease) in deferred revenues	-	(75,000)
Net Cash Used In Operating Activities	(1,575,129)	(897,413)
Cash Flows From Investing Activities		
Purchase of investments	(587,800)	(110,920)
Purchase of property and equipment	-	(420)
Net Cash Used In Investing Activities	(587,800)	(111,340)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock, net	3,846,245	1,056,559
Payment of loans payable	-	(103,843)
Proceeds from PPP loan payable	-	20,833
Net Cash Provided By Financing Activities	3,846,245	973,549
Net Change In Cash	1,683,316	(35,204)
Cash at Beginning of Period	240,134	275,338
Cash at End of Period	$ 1,923,450	$ 240,134
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes	$ 112,000	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years ended

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the years ended December 31, 2021 and 2020 totaled $301,698 and $211,653, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,673,450 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. The Company has no accounts receivable as of December 31, 2021 and 2020.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2021 and 2020 consist of finished goods held for sale. The Company has outsourced manufacturing to an offshore third party. Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $56,490 and $31,627 as of December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2021 and 2020 has an estimated useful life of 7 years. The Company also depreciates equipment over the useful life. The Company's property and equipment consisted of furniture.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

The Company's investment assets are measured at cost basis as of December 31, 2021 and 2020, but were considered at current fair value as of December 31, 2021 and 2020 for the purposes of impairment analysis, as are summarized below:

		Fair Value Measurement		
	Total	**Level 1**	**Level 2**	**Level 3**
Investment in equity securities	$ 698,720	$ -	$ -	$ 698,720
Fair value at December 31, 2021	$ 698,720	$ -	$ -	$ 698,720

Investments - Other

The Company has an investment in a privately held company, this is an investment into a company that is a related party company in which the Company's CTO is the CEO and shareholder. The Company's accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment.

In 2021, the Company made an additional investment of $587,800 from its initial investment of $110,920 during the year ended December 31, 2020.

At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2021 and 2020. The carrying amount for the investments were $698,720 and $110,920 as of December 31, 2021 and 2020, respectively.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. There was $86,541 and $79,964 of grant revenue with grant costs of 28,297 and 79,964 of grant costs respectively as of December 31, 2021 and 2020. The revenue from grants is not as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

The Company recognizes revenues in accordance with FASB ASC 606, *Revenue From Contracts with Customers*, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. In 2020, recorded deferred revenue of $75,000 was recognized as revenue in the year ended December 31, 2020.

Research and Development

Research and development costs are expensed as incurred, no such expenses were incurred for the years ended December 31, 2021 and 2020, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has cumulative tax loss positions of $3,936,632 and $2,348,472 as of December 31, 2021 and 2020, respectively. Therefore, the Company has deferred tax assets of $1,027,441 and $613,773 as of December 31, 2021 and 2020, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2021 and 2020.

Due to the full valuation allowance, no provision for tax was recorded for the year ended December 31, 2021. The Company owes no federal or state tax as of December 31, 2021 and 2020. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Notwithstanding that the Company is in a working capital position of $2,271,837, the Company is in a cumulative net loss position of $4,163,871 as of December 31, 2021, had negative cash flows from operations of $1,575,129 and a net loss of $1,588,160 for the year ended December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2021 and 2020, 7,984,692 and 6,832,407 shares of common stock were issued and outstanding, respectively.

The Company has authorized 5,000,000 shares of $0.00001 par value Series A Preferred Stock.

During the years ended December 31, 2021 and 2020, the Company raised gross proceeds of $3,846,245 and $945,639, respectively, in an offering of its common stock pursuant to an offering under Regulation A Crowdfunding campaign, issuing 920,476 and 217,838 shares of common stock, respectively, at prices between $6.00 and $6.21 per share.

Further, the Company issued 97,967 and 26,410 shares of common stock for proceeds of $587,802 and $110,920, respectively, during the years ended December 31, 2021 and 2020.

During the years ended December 31, 2021 and 2020, the Company issued 8,000 and 18,000 shares of common stock for services valued at $49,680 and $111,780, respectively based on the Company's estimate of the fair value of the common stock issued.

During 2021, all convertible notes with that were outstanding with combined principal balances of $100,000, together with $15,924 of accrued interest, were converted into 125,842 shares of Common Stock at a conversion price of $0.89 per share.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE 6: DEBT

Crowdfunding Portal

On January 13, 2021, the Company received $726,298 from their crowdfunding portal in error, these funds are due to the portal. As of December 31, 2021, these funds have been paid back to the crowdfunding portal.

PPP Loan

On June 29, 2020 the Company secured a loan through the Small Business Administration ("SBA") for the Payroll Protection Program, a 24-month term loan agreement in the amount of $20,833, bearing interest at 1.00%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. The amount of loan forgiveness shall be calculated in accordance with the requirements of the Program, including the provisions of Section 1106 of the CARES Act. On March 18, 2021, the Company received notice of full forgiveness.

The Company recorded the forgiveness of this $20,833 loan in other income for the year ended December 31, 2021.

Related Party Notes Payable

On July 3, 2019, the Company entered into a loan agreement with a related party in the amount of $50,000 bearing interest at 15%, with all required principal and interest payments due on November 30, 2019. Interest expense totaled $0 and $4,356 for the years ended December 31, 2021 and 2020 respectively. The loan was paid off in 2020.

On June 11, 2019, the Company entered into a loan agreement with a related party in the amount of $53,843 bearing interest at 20%, with all required principal and interest payments due on November 30, 2020. Interest expense totaled $0 and $15,489 for the years ended December 31, 2021 and 2020 respectively. The loan was paid off in 2020.

Convertible Note

On March 1, 2019, the Company entered into convertible note agreements with a related party totaling $100,000. The note agreements bear interest at 6.0% and have a maturity date of upon demand of the noteholders on or after two years after issuance (March 2021).

For the years ended December 31, 2021 and 2020, interest expense were $2,928 and $11,030, respectively. As of December 31, 2020, accrued interest payable was $12,996.

On June 18, 2021, all of the convertible notes and accrued interests have been converted into 125,842 shares of common stock.

The convertible notes converted upon the Company receiving proceeds greater than $2,500,000 in a qualified equity financing or maturity being 24 months from the date of this agreement. The convertible note will convert at 80% of the price paid per share in the qualified equity financing and the price derived at a $6,000,000 valuation cap.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Regulation A

As of the date of these financial statements, $1,226,723 of funds have been received for 289,803 shares of stock through its Regulation A raise.

Management's Evaluation

Management has evaluated subsequent events through May 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor's Report

ITEM 8. EXHIBITS

EXHIBITS

1.1 Posting Agreement with StartEngine Crowdfunding, Inc. (1)

2.1 Certificate of Incorporation (2)

2.2 Bylaws (3)

4.1 Form of Subscription Agreement (4)

6.1 StartEngine Secure Services Agreement (5)

6.2 Employment Agreement with Carlo Brovero (6)

6.3 Employment Agreement with Angelo D'Anzi (7)

6.4 Distribution Agreement with Arco Fuel Cells S.r.l. (8)

6.5 Multicom Memorandum of Understanding (9)

6.6 Credit Card Services Agreement (10)

8.1 Escrow Services Agreement (11)

(1) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex1-1.htm
(2) Filed herewith.
(3) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-1.htm
(4) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920090886/tm2022587d4_ex4-1.htm
(5) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-1.htm

(6) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-2.htm
(7) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-3.htm
(8) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-4.htm
(9) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-5.htm
(10) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920086479/tm2022587d2_ex6-6.htm
(11) Filed as an exhibit to the StorEn Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1720258/000110465920086479/tm2022587d2_ex8-1.htm

---

SIGNATURES

STOREN TECHNOLOGIES, INC.

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stony Brook, NY., on May 24, 2022

STOREN TECHNOLOGIES INC.

By: /s/ John Davis Dated: May 24, 2022

Title:Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

By: /s/ Angelo D'Anzi Dated: May 24, 2022

Title:Chief Technology Officer and Director

John has over 28 years executive level experience in sales and business development heavily focused on emerging technology solutions for the telecommunications and utilities industries. Most recently, John held the position of Director of Business Development for XNRGI, Inc, an early stage lithium battery developer building an innovative solid state lithium battery technology.

Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell developers including, ZincNyx, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and Metallic Power. During his time at VRB, one of the first vanadium flow battery companies, John oversaw the sales and delivery of the first flow battery installed at a telecom site. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean.

In the mid 1990's, John held the position of Sr. Director, European Sales with Tekelec Inc. managing an extensive distribution network in 15 countries. John has a strong engineering background with a B.S. in Electrical and Computer Engineering from Clemson University.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

3 DAYS LEFT

INVEST IN STOREN TECHNOLOGIES TODAY!

Renewable Energy Storage

StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pendi...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VRB Built in Module

$735,850.46 Raised

Invest Now
$7.33 Per Share

PREVIOUSLY CROWDFUNDED	
$9,946,408.32	
RAISED	INVESTORS
$735,850.46	529
MIN INVEST	VALUATION
$249.22	$60.17M

Since our last raise...

5 We have partnered with key companies, such as Connexus Energy.


CONNEXUS® ENERGY

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

$8M+
Previously Raised

2400+
Investors

3
Raises:
2 Reg CF
1 Reg A+

Don’t miss out on the chance to raise with us.

The future of solar storage is here!



OVERVIEW

Bringing battery storage into the 21st century

Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, StorEn delivers proprietary vanadium flow batteries to revolutionize the world of industrial energy storage.

This technology brings superior performance at a lower cost, providing more efficient, safe, environmentally friendly and cost-effective energy storage. StorEn takes what vanadium batteries already deliver - durability and sturdiness - and through extensive R&D has enhanced the electrical efficiency of the stack and the energy density of the electrolyte and module, ultimately reducing costs. Our research has led to four international PCT patents and five trademarks to date.

With a battery life of 25 years and more than 15K cycles, our batteries satisfy market demand for efficient, durable and cost-effective energy storage, enabling self-consumption of self-produced electricity and the transition toward a carbon-free economy.



THE PROBLEM

Other batteries just don't get the job done


ENERGY DURING STORMS OR SIMPLE POWER FAILURE

Unlike Lithium and Lead Acid Batteries, StorEn Vanadium flow batteries are:

- **Eco-Friendly:** 100% recyclable, 100% reusable electrolyte, low GHGs emissions, non-pollutant, and reduce mining!
- **Safe:** Non-flammable, non-explosive
- **Cost Effective:** Cost/kWh comparable to lithium batteries but Cost/Cycle up to four times lower than lithium batteries, thanks to the exceptional duration of 25 years or 15,000K cycles
- **Efficient:** +35% in energy storage with the same volume, +5% Round-Trip efficiency in harsh climate

THE SOLUTION

A greener solution that outperforms the competition

A StorEn battery module will work in synergy with the solar system. During the day, your solar panels will capture energy from the sun. This energy then charges the battery while simultaneously powering a home or office. Then, as day turns to night, the battery takes over, providing green energy consistently, and maximizing your solar system dependability.

In addition to its solar storage capabilities, the StorEn battery, in locations with dual rates, can store power from the grid at night when electricity prices are low. By using battery power during peak electricity times, clients can lower their utility bills. Our customers can safeguard the environment while saving money! Additionally, in the event of an emergency, the StorEn battery guarantees continuity to your home and vital devices such as telecommunication, lighting, refrigeration, and heating and ventilation systems. Finally, StorEn delivers additional resilience in case of a natural disaster.

Our Industrial Microgrid Solution

StorEn Technologies is developing a containerized energy storage system that will be offered to the utility and telecommunications industry. We have partnered with Connexus Energy, a Rural Electric Cooperative to build a system that will be placed at their headquarters in Ramsey, Minnesota. This system will supply 20kw of power and 100kwh of energy (5 hours run time) and will be used to demonstrate how our system can complement medium to large scale energy storage solutions in various utility applications. StorEn Technologies was selected for this project after a rigorous validation process by Connexus and by GridCatalyst, a clean energy accelerator program focused on the midwest region of the United States.

Our first system is scheduled for deployment in early 2023. The successful deployment of this first system will open up our market opportunities across the country to hundreds of small to medium size utility companies looking for stationary energy storage solutions. StorEn Technologies is currently building the cell stacks needed for this project and we have teamed up with a reputable contract engineering and manufacturing company to build the containerized system for this deployment.

100%
Dependability

Our batteries are resilient and as a power back-up device, our batteries deliver energy in case of power outages!

100%
Safety

Our electrolyte is water-based thus non-flammable. Explosion is also not an option. Unlike lithium batteries, they can be installed indoor, with the highest level of safety!

100%
Flexibility

Our home batteries are also available in an underground version embedding Thermastable™, our patented geothermal temperature conditioning system. They can be installed in Alaska, as well as Africa!

100%
Control

All StorEn batteries are equipped with a proprietary Battery Management System (BMS), an IP-based real-time remote monitoring system that enables remote monitoring!

100%
Ease

100% Ease - StorEn's patented Equilevels™ and Resafe™ in association with our proprietary BMS, make StorEn batteries virtually maintenance-free!

Our batteries are modular. Our customers will only pay for the energy capacity they really need! Additional modules can be connected together for maximum flexibility!

THE MARKET

The solar market is booming!

$2.2 Billion in new funding

Commitments to develop nine major manufacturing facilities to produce the foundations, towers, cables, and blades of offshore wind turbines

McKinsey&Company

By 2040 LDES has the potential to deploy up to 15x total enegery-storage capacity

In the United States alone, LDES could reduce the overall cost of achieving a fully decarbonized power system by around $35 billion annually by 2040.

SEIA

Goal: solar to account for 30% of electricity by 2030

In 2021 there was a new solar project installed every 60 seconds. There is enough solar energy installed in the U.S. to power 22 million housholds.

(source, source, & source)
The trend for wind energy in the US is as bullish as solar. Historic private sector investments are expected to expand the wind energy supply chain. In 2021 alone, investors announced $2.2 billion in new funding, including commitments to develop nine major manufacturing facilities to produce the foundations, towers, cables, and blades of offshore wind turbines (source). Supplier contracts to provide materials and services to offshore wind projects more than doubled. More opportunities are ahead, including an estimated $109 billion revenue opportunity across the offshore wind supply chain this decade. Nearly 40 GW of offshore wind is already procured, providing a strong demand for clean energy that will lower energy costs for American families while protecting them from volatile fossil fuel price spikes (source).

The Solar Energy Industries Association's goal of having solar account for 30% of electricity by 2030 will provide an even greater boost to accelerate the deployment of solar energy (source).

For **long duration storage** applications in excess of 2 hours, such as offshore wind, **lithium batteries are not cost effective**. Vanadium flow batteries are the ideal choice!



Labor Energy Partnership

OUR TRACTION

Not just an idea, we are already building the solution

- Received first order of $500,000 from Multicom
- First Battery already delivered to Australia in January 2020
- 4 Patents at the PCT National Phase securing our innovative IP Internationally
- Technology Independently Validated by the New York State Pollution Prevention Institute
- Over $2M Invested in R&D to date
- Over $9M invested from 6,000+ investors
- Founding Team's 3rd energy start-up

Winner of numerous Technology and Innovation awards



Winner
INNOVATELI
INSIDE THE NEW ECONOMY
Finalist
Columbia University
Energy Symposium
Finalist
NEW YORK STATE OF OPPORTUNITY.
76West
2017 FINALIST
Finalist
CLEAN TECH OPEN
2017 FINALIST

With the partners who can make it happen

GRIDCATALYST



A Clean Energy Accelerator Deploying Solutions For Northern Climate Challenges
Grid Catalyst is working to accelerate clean energy deployment by connecting entrepreneurs to project demonstration, mentorship and development, and investments to grow their business.

Received an R&D Award

from the New York State Energy Research and Development Authority (NYSERDA) in association with

Rensselaer

UIC
UNIVERSITY OF ILLINOIS AT CHICAGO

Received an R&D Award

from the Empire State Development's Division of Science, Technology and Innovation (NYSTAR) in association with

Cornell University

And exclusive rights to high-end supply-chain partner

StorEn has entered into a supply chain deal with Multicom Resources, an Australian mining company which is the owner of two vanadium mines. Through this exciting arrangement, StorEn has secured the exclusive availability of vanadium for up to 20 years with either a price cap or at market price, whichever is the lowest.



"The Premier of Queensland stated"
• I want to see batteries manufactured in Queensland
• This means more jobs in the State
Queensland Government

Capitalizing on the governments' support to fulfill the Australian energy storage opportunity, Multicom's subsidiary, Freedom Energy, will assemble StorEn batteries within Australia and distribute them widely across the wider Asia Pacific region. In addition to an initial pilot plant, Multicom has completed a concept design for a full-scale manufacturing facility for StorEn batteries.

Federal Aids

Australian Government

Battery Manufacturing

Queensland Government

WHAT WE DO

Bringing power to the home


01:14

Our batteries charge using electricity generated from solar panels. When the sun goes down, our batteries use the solar energy accumulated throughout the day to power the home through the evening and night. Home batteries also recharge when electricity rates are low, and use that energy later, when rates are higher. Our home battery will be cost-effective, easy to install and environmentally-friendly, offering an energy addition to a solar system and the utility grid.

StorEn is a member and supports the mission of advancing zero-energy green buildings and LEED.

Supports the mission of advancing zero-energy green buildings

U.S. GREEN BUILDING COUNCIL MEMBER

A Solution for Developing Economies

Over a billion people still do not have access to electricity. Living without electricity has a major impact on daily activities such as cooking and food preservation as well as key development indicators such as access to health, access to education and economic development. The electrification of these unserved communities can become a reality with mini grids, using solar plus energy storage. StorEn's vanadium flow batteries can be a key technology towards universal access to affordable, longer-lasting and dependable energy. To support this critical mission, Storen Technologies is proud to be a member of the Alliance for Rural Electrification and the Global Off-Grid Lighting Association.

Member and shares the mission of

Alliance for Rural Electrification
Shining a Light for Progress

Member of

GOGLA
Global Off-Grid Lighting Association

THE BUSINESS MODEL

Tax credits make residential storage even more appealing

Battery systems that are charged by a renewable energy system more than 75% of the time are eligible for the Investment Tax Credit (ITC). Battery systems that are charged by a renewable energy system 75%–99.9% of the time are eligible for that portion of the value of the ITC.


If the battery is charged with solar
90%
of the time
You are eligible for
2,340
Tax Return Credit
23.4% tax credit,
or 90% of the 26%
System Cost: $10,000
Max ITC: 26% of 10,000

In addition to the federal Investment Tax Credit, additional State credits may reduce the cost of an energy storage system. For example, a system charged by renewable energy 80% of the time is eligible for the 30% ITC multiplied by 80%, which equals a 24% ITC instead of 30% (the tax credit is vested over 5 years, and recapture can apply in unvested years if the percentage of renewable energy charging declines).

Although energy storage is a relatively young industry, a growing number of states and municipalities will support the installation of solar-powered batteries to accelerate the transition to renewables and the reduction of GHG emissions. Maryland established a solar battery tax credit worth 30% of the total installed system cost, up to $75,000 for commercial systems. While in California, a cash rebate is available through the Self-Generation Incentive Program (SGIP).

**This is not legal advice and investors should consult a tax professional to ensure that they qualify.*



**Images are computer-generated demo versions. Product is still currently under development*

OUR LEADERSHIP

A passionate team, with the experience to back it up

The StorEn's team is made up of experienced engineers, entrepreneurs and scientists. Each individual on our team is dedicated to our mission of developing innovative, efficient, resilient and cost-effective energy storage.

Entrepreneurship
The Team is at their third energy start-up, with two successful exits to publicly listed corporations.

Creativity and Innovation
Patents in Fuel Cells, cogeneration, and energy storage.

A Shared History
Our Tech Team worked together for *over 20 years.* Our team is focused on launching a successful business, while simultaneously making the world a cleaner and better place for future generations.

WHY INVEST

A Note from StorEn's CEO

To Our Prospective Investors,

It is an exciting time at StorEn! Last year, we completed our THIRD successful Regulation Crowdfunding campaign on StartEngine, maxing out our old StartEngine raises from hundreds of investors that share our passion for technology and the environment. **Our investors** contribute to **companies with a higher cause.**

The funds raised allowed us to hit several additional milestones, advancing our development! We were able to use these funds to design and test our cell stack technology, the heart of our flow battery system. We also brought on new engineering talent at our facility in Italy and we are working to expand our team here in the United States. I would like to thank our community for the additional support and those who invested in StorEn in our fundraising campaigns.

Following the successful independent validation of our prototype installed at the Advanced Energy Center at Stony Brook University in 2019 performed by the New York State Pollution Prevention Institute (NYSP2I) in Rochester in NYS, we commenced our early manufacturing phase. In January 2020, we delivered our first battery to Australia. The first one of an order worth up to $500,000.

In 2020, following an Award from the Empire State Development's Division of Science, Technology and Innovation (NYSTAR), we started an R&D program with Cornell University on innovative components. This work, in addition to the ongoing NYSERDA-funded R&D program with Rensselaer Polytechnic Institute and University of Illinois in Chicago, allows us to explore technological improvements that will be the foundation of our future generations of our batteries.

With the funds raised, we also entered the National Phase of the PCT (WIPO in Geneva, Switzerland) process. Thus, we selectively and successfully extended our four patents in several regions and countries, including the USA, European Union, South Africa, Brazil, Israel, Japan, India, China, Australia, Korea, Indonesia and many others, covering approximately 90% of the world population.

In April of this year, we were selected to build a containerized microgrid system to be demonstrated in a live network at the headquarters of Connexus Energy, located in Ramsey, Minnesota. This system involves having four of our current cell stacks working in tandem with each other and will help us understand the performance of our systems in a live environment. Our systems must operate in all types of climates and conditions. The winter conditions in Minnesota will challenge our system and will supply excellent data for our engineering teams to design an extremely reliable system.

We are now asking our community and those who would like to join us, to support us in the next phase of our journey, our Reg CF offering.

Please help us build a successful business while sharing a superior cause: The love for our planet! Our vanadium batteries can enable the transition to electricity generated from renewable sources, like the sun and the wind, and we envision that one day our batteries will work in tandem with solar generation in an environmentally-friendly, safe and cost effective manner.

In addition to this goal, we rest assured that our batteries in conjunction with solar panels can be the ideal technical solution to bring electrification to off-grid communities, such as the ones in developing countries, to eradicate poverty and to promote economic development!

Together we can make StorEn a success while accomplishing our incredible mission.

Help us to do well while doing good! Support StorEn!

Sincerely yours,

John Davis, CEO
StorEn Technologies Inc.

StorEn Technologies Inc. 17b Disclosure

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUND…
12 E Stone Ave. Greenville, SC 29609	**$60.17M**	**$10M**

StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

TEAM



John Davis
CEO, Treasurer & Director

John has over 28 years executive level experience in sales and business development heavily focused on emerging technology solutions for the telecommunications and utilities industries. Most recently, John held the position of Director of Business Development for XNRGI, Inc, an early stage lithium battery developer building an innovative solid state lithium battery technology.

Over the course of the last 20 years, John has worked with a number of flow battery and fuel cell developers including, ZincNyx, RedFlow LTD, Deeya Energy, VRB Power, ReliON Fuel Cells and Metallic Power. During his time at VRB, one of the first vanadium flow battery companies, John oversaw the sales and delivery of the first flow battery installed at a telecom site. John was also instrumental in the standardization of hydrogen fuel cells used as stationary backup power at many telecom sites in the US and the Caribbean.

In the mid 1990's, John held the position of Sr. Director, European Sales with Tekelec Inc. managing an extensive distribution network in 15 countries. John has a strong engineering background with a B.S. in Electrical and Computer Engineering from Clemson University.



Angelo D'Anzi
Founder, CTO, & Director

Angelo has served as our chief technology officer and a director since our inception in January 2017, and is primarily responsible for the technical development of our products. Since May 2018, Angelo has also served as a director of Arco Fuel Cells S.r.l., where he was responsible for the company's fuel cell technical development activities.

In March 2013, Angelo founded Proxhima, a vanadium flow battery company, which was sold in May 2015 to the Gala Group, a utility listed on the Milan Stock Exchange. In 2000, Angelo founded ROEN-EST, a fuel cell company acquired by the Arcotronics Nissei group in 2003, and served as chief executive officer and chief technology officer after the acquisition. Arcotronics Fuel Cells was subsequently acquired by the Morphic Group, a cleantech holding company listed on the Stockholm Stock Exchange. Angelo was retained as chief executive officer of Morphic Fuel Cells, until the acquisition of the Group by General Electric in 2009.

Angelo holds 14 international patents and received the 2003 Sapio Award in the Energy and Transportation category with a paper titled "Technological Transfer between Research Institutions and Private Companies in the Polymer Electrolyte Fuel Cell Technology".

Angelo holds a MBA degree from the LUISS Business School in Rome.



Davide Biggi
Chief Financial Officer

Davide Biggi graduated with honors from the University of Pisa in Corporate Finance and Financial Markets; in 15 years of work experience he has acquired specific skills in financial planning and management starting from the drafting of the annual budget to the reporting period for management, skills in treasury management, corporate tax planning and management, the auditing of medium-sized companies up to the drawing up of the Annual Report.

Biggi has specialized in the drafting of business plans for the raising of capital (equity and debt) with numerous successful operations - and also in the preparation of financial plans for Facilitated Finance for the collection of European public funds.

He has covered the role of responsible administrative and accounting for a multinational group of medium-sized in naval field located in Europe and USA - and the role of independent financial analyst finalized to the raising of capitals of small and averages companies. He has held the role of CFO in two medium-sized companies in the field of shipping and energy.



Gabriele Colombo
Secretary

Gabriele has served as our secretary since our inception in January 2017. Between February 2019 and the present, Gabriele has served as the chief executive officer of Leonardo Hispania S.A., a subsidiary of the Leonardo Group of Italy, an aerospace, defense and security conglomerate. Between April 2017 and February 2019, Gabriele served as Senior Vice President - Head of Line of Business at Leonardo Hispania S.A. where he was responsible for the profit & loss of one product line. Prior thereto, between January 2012 and March 2017, Gabriele served as Regional Manager at Leonardo Hispania S.A. where he led a team of 25 country business regions with responsibility for marketing analysis, strategy development, and imitative deployment and goal setting.

In 2013, Gabriele was a founder of Proxhima S.r.l.

Gabriele holds an Honors Degree in Computer Engineering (University of Pisa) and a II Level Master Degree in Business Leadership (University of Genova).

TERMS

StorEn Technologies

Overview

PRICE PER SHARE
$7.33

VALUATION
$60.17M

DEADLINE
Feb 10, 2023

AMOUNT RAISED
$735,850.46

Breakdown

MIN INVESTMENT
$249.22

OFFERING TYPE
Equity

MAX INVESTMENT
$1,069,996.75

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,364

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
682,128

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**StorEn Technologies Inc**
Corporate Address :	**12 E Stone Ave., Greenville, SC 29609**
Offering Minimum :	**$9,998.12**
Offering Maximum :	**$4,999,998.24**
Minimum Investment Amount (per investor) :	**$249.22**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**1,364**
Maximum Number of Shares Offered :	**682,128**
Price per Share :	**$7.33**
Pre-Money Valuation :	**$60,172,534.41**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Previous Investors

10% additional bonus shares for previous investors

Time

Super Early Bird Bonus - First 10 days get 10% bonus shares

Early Bird Bonus - Next 30 days get 5% bonus shares

Volume

5% Bonus shares - Invest $1,000+ get 5% bonus shares + added to StorEn Pre-Purchase Program

10% Bonus shares - Invest $5,000+ get 10% bonus shares + added to StorEn Pre-Purchase Program

15% Bonus shares - Invest $20,000 get 15% bonus shares + added to StorEn Pre-Purchase Program

**All perks occur after the offering is completed*

The 10% StartEngine Owners' Bonus

StorEn will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $733. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the Previous Investors bonus.

PRESS

CleanTechnica

Vanadium Batteries Keep Energy Flowing for Telecommunications Industry

View Article

HackerNoon

Hacking Renewable Energy for a Green Future

View Article

ValueWalk

How Battery Tech Is Changing The Renewable Energy Market

View Article

ThriveGlobal

Sustainable Energy for a Better Life

View Article

Show More Press

ALL UPDATES

01.26.23

Over $700K Raised!


STOREN
ENERGY YOU CAN DEPEND ON
$700K
RAISED!
SUPPORT THE FUTURE OF
ENERGY STORAGE
STARTENGINE.COM/STOREN

Thank you to all of our 513 investors who have helped us raise over $700K! We're grateful to have passionate supporters like you.

This article in Energy Storage News details how the State of NY is leading the country in promoting the use of energy storage to help curb the rising cost of electrical energy generation and transmission. StorEn Technologies continues to participate as a member of NYSERDA's Incubator Program at Stony Brook University. Our goal is to be a solutions supplier for many of the upcoming projects planned in the next few years. Our work at Stony Brook will help us compete in this market.

Now is the time to invest in the future of energy storage. Support StorEn today!

01.12.23

Progress on our first two microgrid systems


STOREN
STOREN
STOREN

We are excited to share pictures of our first two microgrid systems that are presently being built. The containers have been cleaned, prepped and painted and we will soon begin populating them with the flow battery components.

These flow battery systems, when complete, will supply 40KW of power and 200KWhr of energy and will be used for functional field testing and to demonstrate the operation of our flow battery when used in industrial applications.

The first system is scheduled to be installed at our utility partner Connexus Energy in Ramsey, Minnesota. Connexus will install the system at their headquarters and will run the system on a daily basis. The system will be connected to the grid, as well as solar generated energy. The battery will discharge by connecting to EV Charging Stations on site. We will test the system in extreme weather conditions to prove our flow battery is able to withstand the harsh winter weather conditions of Minnesota.

We plan to build many more of these systems for utility companies all across the country.

Thank you to our team and partners for the hard work that is making this project possible.

01.05.23

Vanadium is the Better Alternative to Lithium

The StorEn team wishes you and your family a prosperous, healthy and joyous New Year!

With the start of 2023, the global focus is shifting towards renewable energy sources. The need for alternate solutions in the energy storage arena is crucial.

In this latest article on Benzinga, the advantages of vanadium over lithium are discussed .

You can read the full article here.

We're excited to share that we've now raised over $660k! Our campaign is still going strong and there's still time to invest.

Support the future of energy storage today!

12.22.22

Happy Holidays!


Seasons Greetings!
Happy Holidays From StorEn
startengine.com/storen
STOREN
ENERGY YOU CAN DEPEND ON

Wishing you a happy holiday season! We hope you have a wonderful time with your loved ones.

To our investors. THANK YOU for committing to StorEn Tech. Your support has been crucial to the company's successes throughout the year and many more to come in 2023!

12.20.22

Stony Brook University Features StorEn Technologies

We're thrilled that Stony Brook University has written about StorEn and our product offerings in this latest article.

And good news: We've extended our campaign for another 60 days! You still have time to invest in the future of battery storage.

Invest today!

12.16.22

$650K Raised!


STOREN
ENERGY YOU CAN DEPEND ON
$650K
RAISED!
SUPPORT THE FUTURE OF
ENERGY STORAGE
STARTENGINE.COM/STOREN

Thank you to all of our 471 investors! You are one of hundreds of investors joining the movement for long-lasting, 100% recyclable, safe and affordable energy storage.

With your help, we will continue to make StorEn a success!

Best regards,

John Davis

CEO

12.09.22

Europe to hit 9.3GWh of residential battery storage

Residential battery storage capacity in Europe is set to reach 9.3GWh by the end of this year, according to SolarPower Europe in the recent article in Energy Storage News.

These numbers qualify StorEn's decision to enter the residential space.

Don't miss out on the opportunity to become an investor in the future of battery storage.

Invest today!

12.08.22

Incentives Flowing From Inflation Reduction Act 2022 Could Open Doors

We're thrilled to be featured in the financial media outlet Benzinga. The article titled "Incentives Flowing From Inflation Reduction Act 2022 Could Open Doors For Home Owners And Industrial Units To Invest In Vanadium Batteries" is helping to spread the word about energy storage, and particularly StorEn Tech:

"The new IRA brings benefits to power storage whether it is tied to renewable energy production or not. For instance, homeowners could receive a 30% tax credit for installing residential solar panels, solar energy storage systems, or even standalone energy storage systems that are installed in 2023 and beyond – enabling them to save on energy expenses, lower project costs and consume more renewable energy.

Companies like StorEn Technologies could have a role to play in helping homeowners and commercial enterprises implement an optimal energy storage solution..."

For the full article, click here.

Invest today by clicking here.

12.06.22

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the StorEn Technologies offering. Here's an excerpt describing the specifics of the change:

Issuer is extending the campaign end date

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

12.01.22

The Climate Economy is About to Take Off

These are exciting times for the energy storage industry. A recent article in The Atlantic brings even more good news to the Inflation Reduction Act:

"Late last month, analysts at the investment bank Credit Suisse published a research note about America's new climate law that went nearly unnoticed. The Inflation Reduction Act, the bank argued, is even more important than has been recognized so far: The IRA 'will have a profound effect across industries in the next decade and beyond' and could ultimately shape the direction of the American economy, the bank said. The report shows how even after the bonanza of climate-bill coverage earlier this year, we're still only beginning to understand how the law works and what it might mean for the economy."

Yes, the climate economy is about to take off and StorEn is here for it!

In case you missed it...



Top 10 Energy Storage Trends
& Innovations in 2022
Energy Storage
Advanced Lithium-Ion Batteries
Lithium Alternatives
Short Term Response Energy Storage Devices
Battery Energy Storage Systems (BESS)
Advanced Thermal Energy Storage (TES)
Enhanced Redox Flow Batteries
Distributed Storage Systems
Solid-State Batteries
Hydrogen Storage
Energy storage as a Service
Echion
ALTRIS
EEXION
VANADIS POWER
GENISTA energy
cowa
karit
theion
grz
RENON
1 366
Startups & emerging companies analyzed
Data provided by StartUs insights July 2022

StorEn is one of the startups that were hand-picked as an emerging technology for 2022! To get the full overview of the Top 10 Energy Storage Trends & Innovations that impact 1,366 companies worldwide. To read the full article, click here.

I am convinced StorEn has a clear path to commercialization and profitability. I will continue to keep you updated as we meet our milestones. Please support the next phase of our growth by investing in StorEn today!

Best wishes,

John Davis

CEO

Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into StorEn Technologies.

$249.00

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$1,000.00

TIER 1

Invest $1,000+ get 5% bonus shares + added to StorEn Pre-Purchase Program*

Select

$5,000.00

TIER 2

Invest $5,000+ get 10% bonus shares + added to StorEn Pre-Purchase Program*

Select

$20,000.00

TIER 3

Invest $20,000+ get 15% bonus shares + added to StorEn Pre-Purchase Program*

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

BG

Buddha Gautam
4 months ago

Though this company has taken long time grow to this level ,still is a good company to invest in.

0 3

PINNED BY STARTUP

BG

Buddha Gautam
5 months ago

Good company to invest! Has bright future ahead!

1 1

RV

Richard Valla
4 months ago

Sorry, did not mean to tap the red triangle, please remove.

0

JH

John Haller 2 INVESTMENTS
14 days ago

As far as the update concerning UL, I hope StorEn understands that there are UL standards for the US, and UL is a listing company showin...
Show more

0 1

PB

Paul Bukur
23 days ago

Should they get purchased by Elon? He needs another battery company and can manufacturer them at Tesla.

0 1

PB

Paul Bukur
24 days ago

You have to invest $1020 to get the 5% bonus Level for $1000. They round Down the investment money. ...
Show more

0 0

PL

Peter Loder 13 INVESTMENTS
2 months ago

The latest update appears (to me at least) above - not within the update section - I had to scroll through article section to find it.

1 0

MK

Michael Kantor 19 INVESTMENTS
25 days ago

I've reported the same to startengine.com; its a bug with all of their campaigns

1

SB

Simpson Brown 6 INVESTMENTS
2 months ago

How much does one battery cost the end user??

0 2

JS

Josh S. 1 INVESTMENTS
2 months ago

Hi,
In your "Offering Memorandum" you state that your current valuation ...
Show more

0 2

RK

Richard Koch 10 INVESTMENTS
3 months ago

Are your raw materials, component and piece-part sources of supply domestic or are you dependent on foreign sources? If you have overse...
Show more

1 0

JD

John Davis
3 months ago

Our systems will have US raw materials. We are presently sourcing our electrolyte in the US. Our stacks do have some manufactured parts i...
Show more

0

MK

Mark Kunkel
3 months ago

Are you ever coming to the USA. I think I was told at one time the battery system would be available here in June 2021? What inverters...
Show more

1 1

JD

John Davis
3 months ago

Hello, Yes, our initial rollout and main market focus will be in the USA.

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

https://www.youtube.com/watch?v=ejLKVf8SOBE

In the twentieth century, electricity available from the grid was largely produced by burning fossil fuel, like coal, but with concerns about air pollution and global warming, new technologies from renewable sources were invented such as solar and wind, but despite of this, solar and wind power are unpredictable and uncontrollable, they may generate lots of power at a time when demand is low or vice versa.

Energy storage helps to solve this problem, by capturing energy for use at a later time, helping to smooth out the peaks and the troughs of energy production.

The Wall Street Journal reported: Your Next Home Could Run on Batteries, they stated "solar-powered batteries have the possibility of saving consumers money in the long term."

A Navigant Research report said that by the year 2026, distributed solar-plus-storage systems worldwide will have a market valuation of US $49.1 billion. The World Bank declared that in developing countries installed storage capacity will increase 40-fold over the next 8 to 9 years, up to 80GW from today's 2GW capacity.

Video 2 - Noel Goddard - ANY SEED Fund

https://youtu.be/45pfxjUjk6k

I am Noel Goddard, I'm a Principal with the Accelerate New York Seed Fund. We are a regional technology commercialization effort of New York State.

Right now if you start talking about what are large energy storage technologies for grid-based storage or residential storage, we often think of lithium because at this point, lithium ions are in the car, it's in our computers, it's in all the other types of our electronics.

Vanadium redox batteries are not so common right now. However, there are a number of worldwide installations of them at the grid scale. The reason we haven't seen them in smaller scale installations is because the technology hasn't been invented to get the cost per kilowatt hour down to a range where they could compete effectively with lithium-ion batteries.

What StorEn has done through four different patents and others to come, is to actually take this known technology, which was very good and very efficient at these large scales, and be able to reduce it to a small footprint so that it's now good for more small commercial, residential and telecom applications.

At present, StorEn actually is competitive in cost, for the capacity of batteries which they're building now to the Tesla Powerwall, which some people may be familiar with for residential application. We see that as one of their great roll-out spaces because: number one the batteries have a significantly longer lifetime.

One of the other proprietary pieces of technology that StorEn has been developing is a geothermal way to cool the battery, which again adds to more energy efficiency. Vanadium technology in general also has some advantages when it comes to being able to store at sub-capacity from renewables. Which as we all know, depending on whether the sun is out or not your solar batteries may be under load or not under load. They have significantly longer discharge time, which makes them good for long-term sustainability, discharging batteries for residential or commercial applications.

We're very excited because StorEn has reached the transition point where they have actually been able to build all of their proposed technologies into their first prototype which currently is undergoing performance testing at the Advance Energy Research Center at Stony Brook University, where we are here today. They are also clients of the Clean Energy Business Incubator Program also at Stony Brook University. Both programs have helped StorEn to actually realize not only testing the device but also to reach out to investors like ourselves, through the connections which we all have through the New York State area, in order to fund the build-out, which was also supported by the StartEngine campaign.

The next phase of StorEn's development will be taking the prototype and actually starting to manufacture a small batch production in order that it be distributed to their first adoptees and clients.

As is, the StorEn prototype is probably very similar to what the first minimal viable product and batch of manufacturing will be; the device itself. The way StorEn has engineered the battery is to be easily translated over into manufacturing by contract manufacturers across the globe and they have arranged with a vanadium supplier to actually take the most valuable piece of the battery, which is the electrolyte itself, and have fixed pricing for ten years to come.

Video 3 - Interview with David Hamilton, director of CEBIP, our incubator, and others about the testing of prototype at Stony Brook University

https://youtu.be/aH-O17disDw

What is really exciting about the technology that StorEn has is that they are taking the vanadium flow battery technology that has been around for a while, and is proven and has been validated.

StorEn has managed to repackage the technology in such a way where it is smaller and more consolidated.

The StorEn vanadium flow technology has a good value position because it is scalable and you can increase the amount of energy stored just by increasing the scale of the unit.

One of the reasons we decided to co-finance the StorEn development is because they have a promising technology that is potentially scalable to a level that could be easy used in residential or small industrial energy storage applications.

We are going to be able to really validate the technology here in the building, provide a report to StorEn under the Stony Brook University logo, here at the Energy Center, and with the energy CAT, and that report will allow StorEn to go to potential investors and potential customers and validate the claims that they are making with regards to the operation of their technology.

Video 4 - StorEn Presents the Australian Energy Storage Opportunity and the StorEn's factory by Multicom

High electricity prices make Australia into one of the most promising markets in the world for energy storage. Solar panels and batteries are lowering costs for Australian households and reducing network demand.

Australia has the highest global per capita deployment of rooftop solar panels, well over two million. Uptake of residential battery storage is now on a rising trajectory. Over 22,000 home storage batteries were installed in Australia in 2019. The total of residential batteries installed has grown to 73,000 since 2015.

The government of Australia set its renewable energy target, RET, at 23.5% of Australia's electricity in 2020 coming from renewable sources. All Australian states are now offering subsidies; up to $6,000 per battery.

Bloomberg New Energy Finance expects Australia to remain an attractive market for residential storage after policy support ends thanks to its high penetration of household solar, already one in five, and high electricity costs.

Aiming to secure vanadium supply at a capped price, StorEn entered into a partnership agreement with Multicom, an emerging Australian vanadium mining company. In addition to mining, Multicom is one of the core members of the Future Batteries Industry Cooperative Research Center, which consists of approximately 60 partners from government, academia, and industry. In December 2019, in recognition of the strategic significance of its project, Multicom was awarded major project status from the Australian federal government. Multicom will now work with the Major Project Facilitation Agency that fast track approvals and provides project support.

The Premier of Queensland is highly supportive of battery manufacturing, stating, "I want to see batteries manufactured in Queensland because that means more jobs in the regions." Multicom subsidiary, Freedom Energy, will assemble StorEn batteries in Australia. In addition to an initial pilot plant, Multicom has completed a concept design for a full scale manufacturing facility for StorEn batteries.

StorEn, Multicom, and Freedom Energy, seizing the Australian energy storage opportunity.

Video 5 - Animation of the StorEn battery in a residential application - Applebee Animation

https://youtu.be/xZ_OA7PWaPI

A StorEn vanadium residential battery integrates both your solar system and the grid.

With the energy from the sun, your solar panels can power your home while the excess energy will charge your StorEn vanadium battery.

Your battery can also be charged by the grid, taking advantage of the dual rates.

During the night, your battery will have the stored energy available on demand to power your home, either eliminating or reducing your dependency on the grid.

In case of power failure, your StorEn battery will automatically take over safeguarding existing activities and ensuring

Video 6 - Introduction to StorEn Batteries in Residential

https://www.youtube.com/watch?v=i1Tuc9ZcM8w

The StorEn Kit is composed of photo-voltaic panels, an inverter and an innovative StorEn energy storage module, with the lowest Total Cost of Ownership in the world, six times less than lithium batteries.

In fact, the cost of 3,000 cycles with lithium is $390, while StorEn is only $60.

Energy produced during the day will supply clean energy to your home and will keep the battery fully charged. At night, the energy stored in your 25kWh StorEn Energy Module will guarantee continuity to all your home comforts reducing your impact on climate change.

The cost-effective 25 kWh StorEn energy module will be available in a cylindrical version for underground installation outside your home, as well as in an indoor version in a rectangular form. Installing your energy module underground will guarantee power continuity in natural disasters such as tornadoes, helping to save human lives.

We often hear about lithium-ion batteries for domestic energy storage, such as the Tesla Powerwall. Tesla offers a 10-year warranty because lithium-ion batteries experience a rapid decrease in the capacity that can be as much as 50% in five years. However with StorEn Energy Modules you can enjoy twice the energy at 50% of the cost, and rely on 100% of the capacity, consistently for over 20 years.

Furthermore, StorEn energy modules are safe, non-flammable and non-explosive, you won't have a fire hazard in your home. The StorEn technology is also ideal for commercial industries such as telecom tower power backup and data centers. StorEn can make efficient, dependable, financially-viable energy storage and power back-up a reality!

Despite being a young company, we have received important recognition from our industry. We graduated from the CleantechOpen accelerator, and were Finalists at the NYSERDA's 76West Competition.

StorEn's first generation of energy modules is now designed, and the validation phase of our prototype is ongoing.

We look forward to bringing our energy module kits to your homes, join the energy revolution today and support StorEn!

Video 10 – Multicom of Australia - Interview with the team at Multicom of Australia. Multicom placed the first order for batteries

https://youtu.be/PqdoKRIxRno

StorEn's vanadium based proprietary technology, is really geared toward the residential and telecommunication market, and really is a game-changer for consumers who are seeking to lessen their dependency on the grid. The final hurdle to widespread adoption of StorEn's next generation vanadium flow batteries will actually be a stable long-term supply of vanadium pentoxide to underpin mass production.

StorEn and Multicom Resouces established an agreement to deliver the certainty of a long term economic supply of vanadium pentoxide to StorEn's batteries. Our flagship Saint Elmo project is on track to commence construction in 2020. The MOU between the companies provides an opportunity for Multicom's subsidiary, Freedom Energy, to assemble the StorEn batteries within Australia and distribute them widely across the wider Asia Pacific region.

In June 2019, we will receive our first StorEn battery and that is going to be placed in an Australian government funded program. We are also in the process of working towards a second and third delivery of battery and this will be this year, in 2019.

A concept design for a StorEn/Freedom Energy battery manufacturing facility was completed during 2018. The concept, compiled by a large credible Australian engineering company, provides an initial schematic layout of the facility and an initial feasibility assessment. The scope of the next level of battery project design is currently being assessed to initiate during 2019.

The Australian market is well suited for the deployment of StorEn's low-cost, long-life vanadium battery technology. In Australia, over 2 million households have solar on their roofs. In Queensland, where our company is based, almost 1 in every 3 households has solar panels. The battery industry in Australia is well supported by both State and Federal governments. In addition, the wider Pacific region, where there is a high level of diesel dependency, presents similarly exciting opportunities.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 21 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 6, 2022.

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Smart IOPS
SMART IOPS | *Making Data Alive™*
https://smartiops.com/

Description of Business
Smart IOPS builds leading-edge data storage and analysis products that enable next-generation applications requiring quick and reliable access to data. Our first product was ready for the market in 2021 after 8 years of research and development (R&D). We have a marquee list of customers like NASA, The Trade Desk, and LexisNexis, and our revenue has tripled in the first half of 2022 versus the whole of 2021. We address a large and rapidly growing market with differentiated technology protected by a strong portfolio of patents. As data continues to be central to almost all existing and emerging applications, we believe Smart IOPS has potential for growth over the coming years.

Reasons to Invest

Reasons to Invest

- The enterprise Solid State Device (SSD) market is a $20 billion market and is forecasted to grow to $46 billion by 2030.
- We believe we are one of the performance leaders in this large enterprise SSD market.
- Our robust patent portfolio protects technology leadership with 16 US patents granted and several more in the pipeline.

Team
Ashutosh Das: President and CEO, LinkedIn
Manuel D'Abreu: Senior VP and Chief Scientist, LinkedIn

StorEn Technologies, Inc.
StorEn Technologies | *Renewable Energy Storage*
https://www.storen.tech/

Description of Business
StorEn answers the call for long-lasting, 100% recyclable, safe and affordable energy storage by developing evolutionary vanadium flow batteries. Their disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the lowest cost per cycle in the world, up to eight times lower than lithium-ion batteries. StorEn is has most recently signed an agreement with Connexus Energy, a utility company, to demonstrate the use of our system in a microgrid application that includes charging the battery with utility scale solar and using the system to charge electric vehicles (EVs) on-site at Connexus Headquarters. This first deployment will prove that our advanced energy storage technology is ready for commercial deployment. We will begin to take orders for systems with delivery starting in early 2023.

Reasons to Invest

- Raised $ 8M+ from over 6,500 investors on StartEngine along with Venture Capital from ANYSEED Fund
- 4 patents extended internationally in the PCT National Phase securing our innovative IP in all major regions and countries in the world
- Secured first order for $500k from Australian partner, and the first battery was delivered to Brisbane in Q1 2020 with additional units being manufactured
- Selected by GridCatalyst in Minnesota as a cohort partner for early stage demonstration projects with key companies located in the midwest. StorEn's demonstration project partner is Connexus Energy, a rural electric cooperative utility company.

Team
John Davis: CEO, Treasurer & Director, LinkedIn
Angelo D'Anzi: Founder, CTO, & Director, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to

- the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

HeatGen
HeatGen | *Your Favorite Drinks and Soups, Hot When You Want*
https://www.poweredbyheatgen.com

Description of Business
HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2022.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink beverages on demand, expanding use opportunities and meeting their active lifestyles.
- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).
- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

Team
Mark Turner: CEO and President, LinkedIn
Matt Gase: Director, LinkedIn

Vantage Sports
Vantage Sports | *Play it Forward*
https://www.vantagesports.com

Description of Business
Vantage Sports is a marketplace connecting college athletes to youth athletes, whether it's private sports training or advice on the college recruiting process. Our platform gives college athletes an opportunity to earn income, while passing their skills and knowledge of the game to the next generation. We are currently in the market regionally with our service and plan to expand nationally.

Reasons to Invest

- As the NIL has begun allowing college athletes to earn a profit, we believe we are one of the early leaders in a brand new market, already working with 500+ college athletes at top SEC and ACC schools and have established a partnership with INFLCR as part of their global exchange program. (source)
- The youth and high school sports industry was a $15 billion industry in 2017 and via our marketplace model, we strive to command a large percentage of that. (source)
- We believe we are uniquely positioned to own a large share of the vertical of sports training market, building a platform for an extremely broad range of nearly 500,000 college athletes to start earning income.

Team
Matthew Perper: Technical Co Founder, LinkedIn
Patrick Johnson: Co-Founder and CEO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Verispellis
Verispellis | *ONE SKI AT YOUR CONTROL FOR ALL CONDITIONS.*
https://www.verispellis.com

Description of Business
Verispellis is a high-tech, active ski and snowboard platform that allows the

user to "tune" ski performance based on weather and snow conditions and performance objectives. We believe we are creating one of the first major technology innovations since parabolic skis and deeper side-cuts in the 90s. With three patents, a fourth patent underway, and a 4th generation prototype, we anticipate targeting commercial introduction for the 2022/2023 ski season.

Reasons to Invest

- We have created one of the first pairs of skis / snowboards instrumented with digital, electronics & metallurgical technology to change physical performance characteristics on demand.
- The global ski gear and equipment market was valued at around $1.22 billion U.S. dollars in 2018, and was forecast to reach about $1.74 billion U.S. dollars by 2028 (source).
- Led by an experienced team with previous exits and deep industry knowledge.

Team
Ara Nazarian: President, LinkedIn
Edward Rodriguez: Treasurer, LinkedIn

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | Signal-Boosting Smartphone Cases
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a

value of $448B.*

- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn
Stellaris
Stellaris | *Smart Photovoltaic Windows*
https://www.clearpower.energy

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*
https://www.massagerobotics.com

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- Google believes in our vision. Google invested both their money and engineers. For two years, Google supported the development of Machine Learning, AI, and Natural Language Processing for our robot.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*
https://drysee.com

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent

transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*

- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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